November 2015 Pricing Sheet dated November 30, 2015 relating to Preliminary Terms No. 661 dated November 3, 2015 Registration Statement No. 333-200365 Filed pursuant to Rule 433

Structured Investments

Opportunities in U.S. and International Equities

Market-Linked Notes due June 2, 2023

Based on the Value of an Equally Weighted Basket Composed of the S&P 500® Index, the EURO STOXX 50® Index and the TOPIX Index®

PRICING TERMS – NOVEMBER 30, 2015
Issuer:	Morgan Stanley
Issue price:	$10 per note
Stated principal amount:	$10 per note
Aggregate principal amount:	$2,202,300
Pricing date:	November 30, 2015
Original issue date:	December 3, 2015 (3 business days after the pricing date)
Maturity date:	June 2, 2023
Interest:	None
Basket:	Basket component*	Ticker symbol*	Basket component weighting	Initial index value	Multiplier
	S&P 500® Index (the “SPX Index”)	SPX	33.3333%	2,080.41	0.016022483
	EURO STOXX 50® Index (the “SX5E Index”)	SX5E	33.3333%	3,506.45	0.009506291
	TOPIX Index® (the “TPX Index”)	TPX	33.3333%	1,580.25	0.021093709
	* Ticker symbols are being provided for reference purposes only. We refer to the SPX Index, the SX5E Index and the TPX Index, collectively, as the underlying indices.
Payment at maturity:

The payment due at maturity per $10 stated principal amount will equal:

$10 + supplemental redemption amount, if any.

In no event will the payment at maturity be less than the stated principal amount or greater than the maximum payment at maturity, regardless of the performance of the underlying indices.

Supplemental redemption amount:	(i) $10 times (ii) the basket percent change times (iii) the participation rate, provided that the supplemental redemption amount will not be less than $0 or greater than $10 per note.
Participation rate:	100%
Maximum payment at maturity:	$20 per note (200% of the stated principal amount)
Basket percent change:	(final basket closing value – initial basket value) / initial basket value
Listing:	The notes will not be listed on any securities exchange.
Terms continued on the following page
Agent:	Morgan Stanley & Co. LLC (“MS & Co.”), a wholly-owned subsidiary of Morgan Stanley. See “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms.
Estimated value on the pricing date:	$9.264 per note. See “Investment Summary” in the accompanying preliminary terms.
Commissions and issue price:	Price to public	Agent’s commissions and fees	Proceeds to issuer(3)
Per note	$10	$0.30(1)
	$0.05(2)		$9.65
Total	$2,202,300	$77,080.50	$2,125,219.50

(1)	Selected dealers, including Morgan Stanley Wealth Management (an affiliate of the agent), and their financial advisors will collectively receive from the agent, MS & Co., a fixed sales commission of $0.30 for each note they sell. For additional information, see “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms and “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement for equity-linked notes.

(2)	Reflects a structuring fee payable to Morgan Stanley Wealth Management by the agent or its affiliates of $0.05 for each note.

(3)	See “Use of proceeds and hedging” in the accompanying preliminary terms.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

You should read this document together with the preliminary terms describing the offering and the related product supplement, index supplement and prospectus, each of which can be accessed via the hyperlinks below.

“EURO STOXX®” and “STOXX®” are registered trademarks of STOXX Limited and have been licensed for use for certain purposes by Morgan Stanley. The notes are not sponsored, endorsed, sold or promoted by STOXX Limited, and STOXX Limited makes no representation regarding the advisability of investing in the notes.

Standard & Poor’s®,” “S&P®,” “S&P 500®,” “Standard & Poor’s 500” and “500” are trademarks of Standard and Poor’s Financial Services LLC and have been licensed for use by S&P Dow Jones Indices LLC and Morgan Stanley. The notes are not sponsored, endorsed, sold or promoted by S&P Dow Jones Indices LLC, and S&P Dow Jones Indices LLC makes no representation regarding the advisability of investing in the notes.

TOPIX®” and “TOPIX Index®” are trademarks of the TSE and have been licensed for use by Morgan Stanley. The notes are not sponsored, endorsed, sold or promoted by the TSE, and the TSE makes no representation regarding the advisability of investing in the notes.

Preliminary Terms No. 661 dated November 3, 2015

Product Supplement for Equity-Linked Notes dated November 19, 2014

Index Supplement dated November 19, 2014

Prospectus dated November 19, 2014

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Market-Linked Notes due June 2, 2023

Based on the Value of an Equally Weighted Basket Composed of the S&P 500® Index, the EURO STOXX 50® Index and the TOPIX Index®

Terms continued from previous page:
Initial basket value:	The initial basket value is 100, which is equal to the sum of the products of (i) the initial index value of each basket component, as set forth under “Basket—Initial index value” above, and (ii) the multiplier for such basket component, as set forth under “Basket—Multiplier” above..
Final basket closing value:	The basket closing value on the determination date
Basket closing value:	On any date, the sum of the products of (i) the closing value of each basket component on such date, and (ii) the multiplier for such basket component.
Multiplier:	The multiplier for each basket component was set on the pricing date so that each basket component represents its applicable basket component weighting in the predetermined initial basket value of 100. Each multiplier will remain constant for the term of the notes.
Determination date:	May 30, 2023, subject to postponement for non-index business days and certain market disruption events
CUSIP:	61765U175
ISIN:	US61765U1759

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